UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of April 2006

                          Commission File No. 001-14614


                           PETROLEUM GEO-SERVICES ASA

                 (Translation of registrant's name into English)

                                  Strandveien 4
                                 N-1325 Lysaker
                                     Norway
                       ----------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F |X|                                Form 40-F [  ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes [  ]                                     No  |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes [  ]                                     No  |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [  ]                                     No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



This Report on Form 6-K is hereby incorporated by reference in the Registration Statement of Petroleum Geo-Services ASA on Form S-8 (SEC Registration No. 333-124881).



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                                    Exhibit Index
                                    -------------

Exhibit No.                         Description

99.1 Press Release issued by Petroleum Geo-Services ASA on April 28, 2006 -- PGS Extraordinary General Meeting Completed.

                                                      * * *

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 PETROLEUM GEO-SERVICES ASA

                                                        (Registrant)

                                                 By: /s/ Gottfred Langseth
                                                     ---------------------------
                                                     Gottfred Langseth
                                                     Chief Financial Officer

Date: April 28, 2006